UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D

              Under the Securities Exchange Act of 1934

                       ONCOGENE SCIENCE, INC.
- ----------------------------------------------------------------
                         (Name of Issuer)


             Common Stock, par value $.01 per share
- ----------------------------------------------------------------
                 (Title of Class of Securities)

                          682305 10 7
- ----------------------------------------------------------------
                        (CUSIP Number)

                        Dr. Herbert Gut
                       CIBA-GEIGY Limited
                       Klybeckstrasse 141
                         CH-4002, Basle
                          Switzerland
                        41-61-696-1111
- ----------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                        April 19, 1995
     (Date of Event which Requires Filing of this Amendment)

          If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                     (Page 1 of 23 Pages)

               Index to Exhibits on page 9 of 23

CUSIP No.    682305 10 7       13D  Page    2    of   23  Pages
          -------------------            -------    -----



1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CIBA-GEIGY Limited

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [ ]

3    SEC USE ONLY

4        SOURCE OF FUNDS
          WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
          Switzerland

 NUMBER OF               7        SOLE VOTING POWER
  SHARES                                 909,091 shares
BENEFICIALLY             8        SHARED VOTING POWER
  OWNED BY                               0 shares
    EACH                 9        SOLE DISPOSITIVE POWER
 REPORTING                               909,091 shares
PERSON WITH             10        SHARED DISPOSITIVE POWER
                                         0 shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  909,091 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.3%

14       TYPE OF REPORTING PERSON
                HC, CO


                              (Page 2 of 23 Pages)

Item 1.   Security and Issuer

          This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Oncogene Science, Inc. (the "Issuer"), a Delaware corporation. The address of the principal executive offices of the Issuer is 106 Charles Lindbergh Blvd., Uniondale, New York 11553.

Item 2.   Identity and Background

          (a), (b), (c) and (f). This statement on Schedule 13D is filed by CIBA-GEIGY Limited ("Limited"), a Swiss corporation. Limited's principal executive offices are located in Basle, Switzerland, and its mailing address is Klybeckstrasse 141, CH- 4002, Basle, Switzerland. Limited is the publicly owned parent company of a group of affiliated companies, commonly known as the Ciba Group which was formed in October 1970 by the merger of two long-established Swiss companies, CIBA Limited and J.R. Geigy S.A. Shares of Limited are listed for trading on various stock exchanges in Switzerland, including the Zurich Stock Exchange. Ciba companies are principally engaged in the research and development, production and worldwide marketing of various kinds of pharmaceuticals and specialty chemicals, as well as electronic equipment.


                              (Page 3 of 23 Pages)

          The name, business address, present principal occupation and citizenship of each executive officer and member of the Board of Directors of Limited is set forth on Schedule I hereto and is incorporated by reference herein.

          (d) and (e). Neither Limited nor, to the best knowledge of Limited, any of the persons listed on Schedule I hereto, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Certain such matters relating to CIBA-GEIGY Corporation, a subsidiary of Limited, are described in Schedule II.

Item 3.   Source and Amount of Funds or Other Consideration

          The funds for the acquisition of the Common Shares were provided through Limited's general working capital.

Item 4.   Purpose of Transaction

          Limited has acquired the Common Shares for the purposes of making an equity investment in the Issuer and in

                              (Page 4 of 23 Pages)
connection therewith entering into certain license and development arrangements with the Issuer. Depending upon market conditions and Limited's assessment of the investment merits of its holdings in the Issuer, Limited may purchase or sell additional securities of the Issuer. At this time, Limited does not contemplate seeking to effect any action which would be required to be disclosed pursuant to this Item 4.

Item 5.   Interest in Securities of the Issuer

          (a) and (b). Limited beneficially owns 909,091 shares of Common Stock (the "Common Shares") which amount represents approximately 5.3% of the aggregate amount of all outstanding shares of Common Stock. This is the number of shares of Common Stock Limited purchased at a price of $5.50 per Common Share pursuant to the terms of a Stock Subscription and Purchase Agreement dated as of April 19, 1995 (the "Stock Purchase Agreement"), by and between the Issuer and Limited. The foregoing reference to the Stock Subscription and Purchase Agreement is qualified in its entirety by reference to the Stock Subscription and Purchase Agreement, a copy of which is filed as an Exhibit hereto and incorporated by reference herein.

                              (Page 5 of 23 Pages)

          (c) Neither Limited nor, to the best knowledge of Limited, any of the persons listed in Schedule I hereto, has effected any transaction in Common Stock in the past 60 days.

          (d)  None.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          Pursuant to the Stock Subscription and Purchase Agreement, the sale by Limited of any of the Common Shares prior to April 19, 1999 without the consent of the Issuer, will result in the forfeiture of certain rights relating to the license and development arrangements Limited has with the Issuer.

          Under the terms of the Registration Rights Agreement dated as of April 19, 1995, by and between the Issuer and Limited (the "Registration Rights Agreement"), Limited is entitled under certain circumstances to require the Issuer to register the Common Shares.

          The foregoing summaries of the Stock Subscription and Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference thereto, a copy of each of which is filed as an Exhibit hereto and incorporated by reference herein. The foregoing summary of

                              (Page 6 of 23 Pages)
the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as an Exhibit to the Stock Subscription and Purchase Agreement and incorporated by reference herein.

Item 7.   Material to be Filed as Exhibits

          1. Stock Subscription and Purchase Agreement dated as of April 19, 1995, by and between Oncogene Science, Inc. and
CIBA-GEIGY Limited.

          2.  Registration Rights Agreement dated as of April 19,
1995 by and between Oncogene Science, Inc. and CIBA-GEIGY
Limited.


                              (Page 7 of 23 Pages)

                                   SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 1, 1995

                    CIBA-GEIGY Limited,

/s/ Robin E. Walker                            /s/ Herbert Gut
- --------------------------                     -----------------------------
Name:  Robin E. Walker                         Name:  Herbert Gut
Title: Division Counsel                        Title: Senior Division Counsel

                              (Page 8 of 23 Pages)

                         Index to Exhibits



Exhibit No.                   Description                           Page No.

     1                     Stock Subscription and                      15
                           Purchase Agreement
                           dated as of April 19, 1995,
                           by and between Oncogene
                           Science, Inc. and CIBA-GEIGY
                           Limited.

     2                     Registration Rights Agreement               17
                           dated as of April 19, 1995,
                           by and between Oncogene
                           Science, Inc. and CIBA-GEIGY
                           Limited.


                              (Page 9 of 23 Pages)

                                                              SCHEDULE I




          Members of the Board of Directors, the Committee of the Board of Directors and the Executive Committee of CIBA-GEIGY Limited.


Name and Business Address     Citizenship    Present and Principal Occupation

Dr. Alex Krauer               Switzerland     Since 1987:  Chairman of the
  Chairman and Chief                          Board of Directors and
  Executive Officer                           Member of the Committee of
  c/o Ciba-Geigy Limited                      the Board of Directors
  CH-4002 Basel
  SWITZERLAND                                 Member of the Board of Ciba-
                                              Geigy Corporation, Ardsley, USA

Prof. Dr. Helmut Sihler       Austria         Since 1983:  Member of the
  c/o Henkel KGaA                             Board of Directors
  D-40191 Dusseldorf
  GERMANY                                     Since 1992:  Member of the
                                              Committee of the Board of
                                              Directors

                                              Since 1993:  Vice-Chairman

                                              Retired Chairman of the
                                              Central Board of Management
                                              of Henkel KGaA, Germany

Birgit Breuel                 Germany         As of October 1, 1994:
  Treuhandanstalt                             Member of the Board of
  Detiev-Rohwedder-Haus                       Directors
  Leipziger Strasse 5-7
  D-10100 Berlin                              President of
  GERMANY                                     Treuhandanstalt, Berlin
                                              until December 1994
                                              Commissioner General of the
                                              World Exposition EXPO 2000

Prof. Max M. Burger           Switzerland/    Since 1980:  Member of the
  c/o Friedrich Miescher      USA             Board of Directors
    Institute
  P.O. Box 2543                               Director of Friedrich
  CH-4002 Basel                               Miescher Institute, Basel
  SWITZERLAND

Kaspar V. Cassani             Switzerland     Since 1985:  Member of the
  c/o IBM Switzerland                         Board of Directors
  CH-8002 Zurich
  Switzerland                                 Since 1994:  Member of the
                                              Committee of the Board of
                                              Directors

                                              Retired Vice-Chairman of IBM
                                              Corporation


                             (Page 10 of 23 Pages)

David de Pury                 Switzerland      Since 1992:  Member of the
  c/o ABB ASEA Brown Boveri                    Board of Directors
    AG
  P.O. Box 8131                                Co-Chairman of the Board of
  CH-8050 Zurich                               ABB ASEA Brown Boveri AG,
  SWITZERLAND                                  Zurich

Walter G. Frehner             Switzerland      Since 1994:  Member of the
  c/o Swiss Bank Corporation                   Board of Directors
  Aeschenplatz 6
  CH-4002 Basel                                Chairman of the Board of
                                               Directors of Swiss Bank
                                               Corporation

Rainer E. Gut                 Switzerland      Since 1985:  Member of the
  c/o Credit Suisse                            Board of Directors
    Paradeplatz
  CH-8021 Zurich                               Since 1994:  Member of the
  SWITZERLAND                                  Committee of the Board of
                                               Directors

                                               Chairman of the Board of
                                               Directors of Credit Suisse

Dr. Hans B. Herzog            Germany          Since 1988:  Member of the
  c/o Ciba-Geigy Limited                       Board of Directors and
  CH-4002 Basel                                Member of the Committee of
  SWITZERLAND                                  the Board of Directors

Prof. Jean-Marie Lehn         France           Since 1991:  Member of the
  c/o Institute le Bel                         Board of Directors
  Universite Louis Pasteur
  4. rue Blaise Pascal                         Universite Louis Pasteur,
  F-67070 Strasbourg                           Institute le Bel, Professeur
  cedex                                        au College de France a Paris
  FRANCE

Michael Ringier               Switzerland      Since 1993:  Member of the
  c/o Ringier AG                               Board of Directors
  Dufourstrasse 23
  CH-8008 Zurich                               Chairman of the Board of
  SWITZERLAND                                  Ringier AG

Dr. William J. Rutter, Ph.D.  USA              Elected on April 26, 1995 at
  c/o Chiron Corporation                       the Ciba Annual General
  4560 Horton Street                           Meeting as Member of the
  Emeryville, CA 94608-2916                    Board of Directors
  USA
                                               Chairman of the Board of
                                               Ringler AG

Prof. Hugo E.R. Uyterhoeven   USA              Since 1980:  Member of the
  c/o Harvard University                       Board of Directors
  Graduate School of Business
    Administration                             Professor and Senior
  Moragn 349                                   Associate Dean at Harvard
  Boston, MA 02163                             Business School, Boston

Dr. Hans-Jorg Held            Switzerland      Since 1988:  Secretary of
  c/o Ciba-Geigy Limited                       the Committee of the Board
  CH-4002 Basel                                of Directors.  Head Central
  SWITZERLAND                                  Secretariat

Heini Lippuner                Switzerland      1986:  Member of the
  Chairman and Chief                           Executive Committee
     Operating Officer
  c/o Ciba-Geigy Limited                       1987:  Chairman


                             (Page 11 of 23 Pages)

Dr. Jacques Pierre Barman       Switzerland      1988:  Responsible for the
  c/o Ciba-Geigy Limited                         Textile Dyes, Chemicals,
  CH-4002 Basel                                  Additives and Pigment
  SWITZERLAND                                    Divisions

Pierre E. Doucze                France           1991:  Responsible for the
  c/o Ciba-Geigy Limited                         Pharma, Self-Medication and
  CH-4002 Basel                                  Diagnostics Divisions, and
  SWITZERLAND                                    worldwide Head of the Pharma
                                                 Division

Dr. Hans Kindler                Switzerland      1990:  Responsible for
  c/o Ciba-Geigy Limited                         Personnel, Production and
  CH-4002 Basel                                  Technology and Safety and
  SWITZERLAND                                    Environmental Protection

Dr. Francois L'Eplattenier      Switzerland      1988:  Responsible for
  c/o Ciba-Geigy Limited                         Research and Development
  CH-4002 Basel
  SWITZERLAND

Dr. Rolf A. Meyer               Switzerland      1992:  Chief Financial
  c/o Ciba-Geigy Limited                         Officer
  CH-4002 Basel
  SWITZERLAND

Dr. Wolfgang Samo               Switzerland      1993:  Responsible for the
  c/o Ciba-Geigy Limited                         Plant Protection, Animal
  CH-4002 Basel                                  Health and Seeds Divisions,
  SWITZERLAND                                    and worldwide Head of the
                                                 Plant Protection Division

Dr. Herman Vodicka              Austria          1993:  Responsible for the
  c/o Ciba-Geigy Limited                         Polymers, Composites,
  CH-4002 Basel                                  Metter-Toledo and Ciba-
  SWITZERLAND                                    Vision Divisions, and
                                                 worldwide Head of the
                                                 Polymers Division

Dr. Hans-Jorg Held              Switzerland      1987:  Head Central
  Secretary (not member)                         Secretariat



                             (Page 12 of 23 Pages)

                                                           SCHEDULE II


          On February 28, 1992, CIBA GEIGY Corporation ("CGC") and two employees from its Toms River plant pleaded guilty in Superior Court, Law Division, Mercer County, New Jersey to one count of unintentional illegal disposal of pollutants in a double-lined landfill. Judgment of conviction was entered on March 23, 1992. As part of the settlement agreement, CGC paid a criminal fine of $3.5 million, civil penalties of $5.5 million and administrative costs of $2.35 million. At the same time, it made a contribution to the State of New Jersey of $2.5 million for environmental purposes.

          On August 14, 1992, CGC pleaded no contest in Louisiana State Court, 18th Judicial District, to fifteen misdemeanor counts arising from falsification of certain back-up quality control data relating to water discharge permits at its St. Gabriel plant and paid a $250,000 fine. At the same time, it made two contributions of $50,000 each to the Sheriff's offices of Iberville Parish and West Baton Rouge Parish.

          In 1992, CGC pleaded guilty to an Environmental Control Complaint and Summons resulting from an odor emission at its Newport, Delaware plant site. The matter was under the

                             (Page 13 of 23 Pages)
jurisdiction of the Delaware Justice of the Peace Court, Newport, Delaware. A fine of $598.50 was paid.













                             (Page 14 of 23 Pages)

                              SCHEDULE 5


              STOCK SUBSCRIPTION AND PURCHASE AGREEMENT



                                                      19th April, 1995



The Board of Directors of
Oncogene Science, Inc.


Dear Sirs:

          The undersigned, Ciba-Geigy Limited ("the Purchaser") hereby subscribes for and purchases 909,091 shares ("the Shares") of Common Stock, $.01 par value per share, of Oncogene Science, Inc., a Delaware corporation ("the Company"), for a total consideration of U.S. $5,000,000.50 in cash, such consideration to be paid and the Shares to be issued to the Purchaser within 10 business days of the date hereof.

          Certain of the capitalised terms used herein are defined in the Collaborative Agreement between the Purchaser and the Company dated as of the 19th April, 1995.

          The Purchaser hereby agrees, represents and warrants to the Company that:

          (1) The Purchaser is acquiring the Shares for its own account (and not for the account of others) for investment and not with a view to the distribution or resale thereof;

          (2) By virtue of its position, the Purchaser has access to the same kind of information which would be available in a registration statement filed under the Securities Act of 1933;

          (3)  The Purchaser is a sophisticated investor;

          (4) The Purchaser shall have the registration rights set forth in the Registration Rights Agreement between the Purchaser and the Company dated as of the 19th April, 1995. The Purchaser agrees that if any of the Shares are sold prior to the 19th April, 1999 without the written consent of the Company, the option set forth in
Section 5.8 of the Collaborative Agreement to include all other indications for the Compound in the Licensed Indications shall lapse. If at the time of the sale of the Shares such option has already been exercised, then such other indications shall thereupon be removed from the Licensed Indications.



                             (Page 15 of 23 Pages)

          (5) The Purchaser understands that it may not sell or otherwise dispose of such shares in the absence of either a registration statement under the Securities Act of 1933 or an exemption from the registration provisions of the Securities Act of 1933; and

          (6) The certificates representing the Shares may contain a legend to the effect of (5) above, and the Company may place stop-transfer orders with the transfer agent of the Company's securities with respect to the Shares in the event of any sale or disposal, or purported sale or disposal, of the Shares contrary to (5) above.

          This Stock Subscription and Purchase Agreement shall be binding upon the successors and assigns of the undersigned, and may not be amended or modified except by any agreement in writing signed by the parties hereto. This Stock Subscription and Purchase Agreement shall be governed by the laws of the State of New York, without regard to principles of conflicts of laws.

                                   Yours faithfully,

                                   CIBA-GEIGY Limited


                     M. Sundman                           R. E. Walker
                     Head of Business                   Division Counsel
                     Development



Accepted:

ONCOGENE SCIENCE, INC.


By:
   --------------------
   Name:
   Title:





                             (Page 16 of 23 Pages)

                         REGISTRATION RIGHTS AGREEMENT


          Agreement dated as of April , 1995, between CIBA-GEIGY
LIMITED of Klybeckstrasse 141,4002 Basel Switzerland (the "Holder") and ONCOGENE SCIENCE, INC. of 106 Charles Lindbergh Boulevard,
Uniondale, New York 11553-3649, USA (the "Company").

          WHEREAS, Holder is a holder of the common stock, par value $.01 per share, of the Company ("Common Stock");

          WHEREAS, Holder desires to have certain registration rights under the securities laws, and the Company desires that Holder have such registration rights;

          NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the parties hereby agree as follows:

          1. At such time as the Company shall determine to file any registration statement, or any post-effective amendment to a registration statement, under the Securities Act of 1933 (the "Act"), covering equity securities of the Company (other than registration statements on Form S-8 or S-4 or any other form not generally available for the registration of securities for sale to the public) for its own account or for the account of others, the Company shall advise Holder, by written notice at least 14 business days prior to any filing, and shall, upon the request of the Holder, and at the expense of the Company, include in any such registration statement, or any such post-effective amendment to a registration statement, all of the Registrable Securities (as hereinafter defined) that Holder has requested in writing to be registered, provided that



                             (Page 17 of 23 Pages)
such written request is delivered to the Company within 10 business days of the Holder's receipt of notice from the Company. As used in this Agreement, Registrable Securities shall mean (i) the Common Stock purchased or owned by the Holder, and (ii) any Common Stock of the Company issued as (or issuable upon the conversion or exercise of any convertible security, options, warrant right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of such Common Stock. All costs and expenses of such registration statement shall be borne by the Company, except underwriting discounts or commissions applicable to any of the Registrable Securities sold by the Holder. The Company shall not be required to register securities of the Holder on more than two occasions; provided that if the Holder has been prevented from selling all of the Common Stock it wished to sell because of limitations imposed under paragraph (c) of this Section 1, then the Holder shall be entitled to include such Common Stock in one or more additional registration statements under the terms of this Section 1 until the Holder has been able to sell all of the Common Stock it wished to sell.

               (a) The Company shall supply prospectuses and such other documents as Holder may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities, use its best efforts to register and qualify any of the Registrable Securities for sale in such reasonable number of states as Holder designates and do any and all other acts and things which may be necessary or desirable to enable Holder to consummate the public sale or other disposition of the Registrable Securities subject to the rights of others with similar rights. The Company agrees to maintain such registration statement or post-effective amendment with respect to the Registrable Securities current under the Act as to the Registrable Securities



                             (Page 18 of 23 Pages)
for a period of at least six months, and an additional three months upon written request of Holder.

               (b) The Company shall also furnish indemnification in the manner provided in Section 2 hereof, except that the maximum amount of such indemnification shall be limited to the net amount of proceeds received by Holder from the sale of the Registrable Securities. Holder shall furnish information and indemnification as set forth in Section 2 hereof, except that the maximum amount which may be recovered from Holder shall be limited to the net amount of proceeds received by Holder from the sale of the Registrable Securities.

               (c) In connection with any offering involving an underwriting of shares of the Company's Common Stock, the Company shall not be required under Section 1 hereof to include any of the Holder's securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters), and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters determine in their sole discretion will not jeopardize the success of the offering (the securities so included to be apportioned pro


                             (Page 19 of 23 Pages)
rata, subject to prior existing rights, among the selling stockholders according to the total amount of securities entitled to be included therein owned by each selling stockholder or in such other proportions as shall mutually be agreed to by such selling stockholders).

          2. (a) Whenever pursuant to Section 1, a registration statement relating to any of the Registrable Securities is filed under the Act, amended or supplemented, the Company shall, to the extent permitted by law, indemnify and hold harmless Holder, and each person, if any, who controls (within the meaning of the Act) Holder, and each underwriter (within the meaning of the Act) of such securities and each person, if any, who controls (within the meaning of the Act) any such underwriter, against such losses, claims, damages, liabilities or actions, joint or several, to which Holder, any such controlling person or any such underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages, liabilities or actions in respect thereof, arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any such registration statement or any preliminary prospectus or final prospectus constituting a part thereof or any amendment or supplement thereto, or arise out of or are based upon the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and shall reimburse Holder and each such controlling person and underwriter for any legal or other expenses reasonably incurred by Holder or such controlling person or underwriter in connection with investigating or defending any such losses, claims, damages, liabilities or actions; provided, however, that the Company will not be liable in any such case to the extent that any such losses, claims, damages, liabilities or actions arise out of or are based upon an untrue statement or alleged untrue statement



                             (Page 20 of 23 Pages)
or omission or alleged omission made in said registration statement, said preliminary prospectus, said final prospectus or said amendment or supplement in reliance upon and in conformity with written information furnished by Holder or any other underwriter, for use in the preparation thereof.

          (b) Holder shall indemnify and hold harmless the Company, each of its directors, each of its officers and each person, if any, who controls the Company within the meaning of the Act against any losses, claims, damages, liabilities or actions, to which the Company or any such director, officer or controlling person may become subject, under the Act or otherwise, insofar as such losses, claims, damages, liabilities or actions arise out of or are based upon any untrue or alleged untrue statement of any preliminary prospectus, said final prospectus, or said amendment or supplement, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein not misleading in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in said registration statement, said preliminary prospectus, said final prospectus or said amendment or supplement in reliance upon and in conformity with written information furnished by Holder for use in the preparation thereof; and shall reimburse the Company or any such director, officer or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such losses, claims, damages, liabilities or actions.

          (c) Promptly after receipt by an indemnified party under this Section 2 of notice of the commencement of any action, such indemnified



                             (Page 21 of 23 Pages)
party shall, if a claim in respect thereof is to be made against any indemnifying party, give the indemnifying party notice of the commencement thereof; but the omission to so notify the indemnifying party shall not relieve it from any liability which it may have to an indemnified party otherwise than under this Section 2.

          (d) In case any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party, the indemnifying party shall not be liable to such indemnified party under this Section 2 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof, other than reasonable costs of investigation.

          (e) To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under this Section 2 to the extent permitted by law, provided that (i) no contribution shall be made under circumstances where the indemnifying party would not have been liable for indemnification under the fault standards set forth in this
Section 2, (ii) no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of such fraudulent misrepresentation and (iii) contribution by



                             (Page 22 of 23 Pages)

Holder shall be limited in amount to the net amount of proceeds received by him from the sale of the Registrable Securities.

          3. The provisions of Section 12 of the Agreement between the Company and the Holder dated the date hereof shall be applicable to this Agreement as if fully set forth herein.


          IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.


ONCOGENE SCIENCE, INC.,


By:
   ----------------------------

Title:
      --------------------------------

CIBA-GEIGY LIMITED


By:  /s/ M. Sundman
     ----------------------------------
     Title:  Head, Business Development


By:  /s/ R. F. Walker
     ----------------------------------
     Title:  Division Counsel









                             (Page 23 of 23 Pages)